May 28, 2015

VIA EDGAR AND FEDERAL EXPRESS

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington D.C. 20549

RE:    Granite Construction Incorporated
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-12911

Dear Mr. O’Brien:

This letter will respond to your letter dated May 15, 2015 conveying comments from the Staff of the Securities and Exchange Commission with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). For convenience, the Staff’s comments are set forth below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2014

Goodwill, page 25

1.
We note that as of December 31, 2014 you had 4 reporting units for goodwill impairment testing, compared to 5 reporting units used for 2013 testing. It appears that California Group Construction is no longer a reporting unit for purposes of goodwill impairment testing. Please tell us why California Group Construction is no longer a reporting unit and how you considered ASC 350-20-35-45 and ASC 350-20-35-46 when reorganizing your reporting structure.

Response:

We acknowledge the Staff’s comment and note for the Staff that the California Group Construction reporting unit continues to be a reporting unit for purposes of goodwill impairment testing. During 2014, an impairment test was performed on all five reporting units consistent with 2013. However, the goodwill balance for the California Group Construction reporting unit was approximately $0.9 million, which is considered immaterial for disclosure purposes. In addition, the results of our 2014 annual goodwill impairment tests, performed in accordance with ASC 350, indicated that the estimated fair value of the California Group Construction reporting unit exceeded its net book value by more than 200%. Considering these factors, we removed the disclosure of the California Group Construction reporting group in the 2014 Form 10-K based on its immateriality.

In light of the Staff’s comment, in our Annual Report on Form 10-K for the year ending December 31, 2015, we will include a disclosure consistent with the following:

As of December 31, 2015, we had four reporting units in which material goodwill was recorded as follows:

•Kenny Group Construction
•Kenny Group Large Project Construction
•Northwest Group Construction
•Northwest Group Construction Materials
The most significant goodwill balances reside in the reporting units associated with the Kenny Group.

19. Legal Proceedings, page F-40

Investigation Related to Grand Avenue Project Disadvantaged Business Enterprise (“DBE”) Issues: page F-40

2.
In our comment letter dated April 21, 2014, in comment 2 we requested that you disclose the amount or range of reasonably possible losses in addition to the amount accrued or disclose that the amount cannot be estimated related to the DBE issues. In your response letter dated May 1, 2014, you agreed to provide such disclosure in your future filings. However, in your current disclosure you state that you believe that it is reasonably possible that you may incur liability that is in excess of your accrual. However, you did not disclose the amount or range of reasonably possible losses in addition to the amount accrued or a statement that the amount cannot be estimated. Please revise your disclosure to comply with ASC 450-20-50.

Response:

We acknowledge the Staff’s comment. We note for the Staff that subsequent to our response letter dated May 1, 2014, we revised our disclosure related to the DBE matter in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2014 and June 30, 2014 as follows:

Granite believes that the incurrence of some form of penalty or sanction is probable, and has therefore recorded what it believes to be the most likely amount of liability it may incur in its condensed consolidated balance sheet as of March 31, 2014 [and June 30, 2014]. Granite believes that it is reasonably possible that it may incur liability in relation to this matter that is in excess of such accrual; however, it is not possible to reasonably estimate the amount or range of any such excess. The resolution of the matters under investigation could have direct or indirect consequences that could have a material adverse effect on our financial position, results of operations and/or liquidity.

We note for the Staff that in these Quarterly Reports on Form 10-Q, we disclosed that it was not possible to reasonably estimate the amount, or range of amounts, in excess of the probable loss recorded.

Subsequently, based on developments in the DBE matter, we updated the disclosure in our Quarterly Report on Form 10-Q for the period ended September 30, 2014 and in our 2014 Form 10-K to include the aggregate range of reasonably possible amounts with regard to both reasonably possible matters for which no accrual has been recorded, as well as reasonably possible amounts in excess of accrued losses for probable matters, the most significant probable matter being the DBE investigation. Specifically, we included the following in the Legal Proceedings footnote in our 2014 Form 10-K:

The aggregate range of possible loss related to matters considered reasonably possible was zero to approximately $4.0 million as of December 31, 2014.

The disclosures in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2014, June 30, 2014 and September 30, 2014 and in our 2014 Form 10-K were based on our best estimate at the time of each filing; therefore, we believe we complied with our commitment in our response letter dated May 1, 2014.

In light of the Staff’s comment, in our remaining 2015 Quarterly Reports on Form 10-Q and Annual Report on Form 10-K for the year ending December 31, 2015, we will include a disclosure consistent with the following:

The aggregate range of possible loss related to (i) matters considered reasonably possible, and (ii) reasonably possible amounts in excess of accrued losses recorded for probable loss contingencies, was zero to approximately $4.0 million as of [June 30, 2015, September 30, 2015, December 31, 2015].

In connection with our response to the Staff’s comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact me at (831) 724-1011.

Very truly yours,

/s/ Laurel J. Krzeminski
Senior Vice President and Chief Financial Officer
(Principal Accounting Officer and Principal Financial Officer)

cc: Melissa N. Rocha, Securities and Exchange Commission
Tracey McKoy, Securities and Exchange Commission
James H. Roberts, President and Chief Executive Officer, Granite Construction Incorporated
David H. Kelsey, Chair, Audit and Compliance Committee, Granite Construction Incorporated
Bradley G. Graham, Vice President, Corporate Controller, Granite Construction Incorporated
Richard A. Watts, Senior Vice President, General Counsel and Secretary, Granite Construction Incorporated
John Eilers, PricewaterhouseCoopers LLP